FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated: May 22, 2013
Capped Knock-Out Notes (CBEN) Linked to the Common Stock of Coach, Inc. due June 11, 2014
Receive greater of minimum return and underlying return, up to a cap, if the downside barrier is not breached
Full downside exposure if the downside barrier is breached

General

The notes are designed for investors who seek a return at maturity linked to the performance of the common stock of Coach, Inc. The notes do not pay coupons or dividends and investors should be willing to lose a significant portion or all of their initial investment if the Final Price is less than 80.00% of the Initial Price. If the Final Price is not less than 80.00% of the Initial Price, investors will be entitled to receive a return on their investment equal to the greater of (a) the Minimum Return of 5.00% and (b) the Underlying Return, subject to the Maximum Return of 21.05%. Any Payment at Maturity is subject to the credit of the Issuer.

Summary of Indicative Terms

CUSIP: 25152RDA8
Issuer: Deutsche Bank AG, London Branch
Maturity/Tenor: Approximately 12 months
Underlying: Common Stock of Coach, Inc. (Ticker: COH)
Face Amount: $1,000 per note
Knock-Out Event: A Knock-Out Event occurs if the Final Price is less than the Initial Price by an amount greater than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if the Final Price is less than the Knock-Out Price.
Knock-Out Buffer Amount: 20.00%
Knock-Out Price: 80.00% of the Initial Price
Minimum Return: 5.00%
Maximum Return: 21.05%
Payment at Maturity:
- If a Knock-Out Event has occurred:
  $1,000 + ($1,000 x Underlying Return)
- If a Knock-Out Event has not occurred:
  $1,000 + [$1,000 x the *greater* of (i) the Minimum Return and (ii) the Underlying Return, subject to the Maximum Return]

Underlying Return: $\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Initial Price: The Closing Price of the Underlying on the Trade Date
Final Price: The Closing Price of the Underlying on the Final Valuation Date
Closing Price: On any scheduled trading day, the last reported sale price of one share of the Underlying on the relevant exchange, as determined by the calculation agent multiplied by the then-current Stock Adjustment Factor.
Stock Adjustment Factor: Initially 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Underlying.
Trade Date: May 24, 2013
Settlement Date: May 30, 2013
Final Valuation Date: June 6, 2014
Maturity Date: June 11, 2014
Fees and Commissions: JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1760B.

For more information regarding this offering, please refer to the term sheet No. 1760B on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010313003187/dp38409_fwp-ts1760b.htm .

Note Characteristics

- Opportunity to receive the greater of the Minimum Return and the Underlying Return, up to the Maximum Return, if a Knock-Out Event does not occur.
- Full downside exposure if Knock-Out Event occurs

Risk Considerations

- Appreciation potential capped by the Maximum Return
- You will lose a significant portion or all of you investment in the notes if a Knock-Out Event occurs.
- Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.
- Any payment on the notes is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last two pages of this fact sheet.

Hypothetical Return at Maturity

Payout After Knockout
Payout Without Knockout
Return on Notes (%)
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
Underlying Stock Return (%)

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT

NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Underlying Return and whether a Knock-Out Event has occurred, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity

The hypothetical returns set forth below assume $1,000 of Face Amount of notes, a Knock-Out Price equal to 80.00% of the Initial Price, a Minimum Return of 5.00% and a Maximum Return on the notes of 21.05%.

Underlying Return	Return on Notes	Payment at Maturity
100.00%	21.05%	$1,210.50
80.00%	21.05%	$1,210.50
60.00%	21.05%	$1,210.50
40.00%	21.05%	$1,210.50
21.05%	21.05%	$1,210.50
10.00%	10.00%	$1,100.00
5.00%	5.00%	$1,050.00
3.00%	5.00%	$1,050.00
0.00%	5.00%	$1,050.00
-5.00%	5.00%	$1,050.00
-10.00%	5.00%	$1,050.00
-20.00%	5.00%	$1,050.00
-40.00%	-40.00%	$600.00
-60.00%	-60.00%	$400.00
-80.00%	-80.00%	$200.00
-100.00%	-100.00%	$0.00

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment. The return on the notes at maturity is based on whether or not a Knock-Out Event occurs and on the Underlying Return. If the Final Price is less than the Initial Price by an amount greater than the Knock-Out Buffer Amount of -20.00%, a Knock-Out Event occurs and your investment will be fully exposed to any decline in the Underlying. Under these circumstances, you will lose a significant portion or all of your investment in the notes.

THE RETURN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN  – If a Knock-Out Event does not occur, you will be entitled to receive at maturity a return reflecting the performance of the Underlying, subject to the Minimum Return of 5.00% and the Maximum Return of 21.05%.  If a Knock-Out Event occurs, you will be entitled to receive at maturity a return reflecting the decrease in the price of the Underlying.  Therefore, regardless of whether or not a Knock-Out Event occurs, the maximum Payment at Maturity will be $1,210.50 per $1,000 Face Amount of notes, and you will not benefit from any increase in the price of the Underlying in excess of 21.05%.  Any Payment at Maturity is subject to our ability to pay our obligations as they become due.

YOU WILL NOT BE ENTITLED TO THE MINIMUM RETURN IF A KNOCK-OUT EVENT OCCURS – If the Final Price is less than the Initial Price by an amount greater than the Knock-Out Buffer Amount of -20.00%, you will not be entitled to receive the Minimum Return.  Under these circumstances, your investment will be fully exposed to the decline in the Underlying during the term of the notes, and you will lose a significant portion or all of your investment.

THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying would have.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS –  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the amount owed to you under the terms of the notes.

INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE UNDERLYING – The return on your notes may not reflect the return you would realize if you directly invested in the Underlying. For example, you will not participate in any upside performance beyond the Maximum Return of the Underlying.

IF THE PRICE OF THE UNDERLYING CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER – Your notes may trade quite differently from the Underlying. Changes in the market price of the Underlying may not result in a comparable change in the value of your notes.

ANTI-DILUTION PROTECTION IS LIMITED – The calculation agent will make adjustments to the Stock Adjustment Factor, which will initially be set at 1.0, for certain events affecting the Underlying. The calculation agent is not required, however, to make adjustments in response to all corporate actions, including if the issuer of the Underlying or another party makes a partial tender or partial exchange offer for the Underlying. If such an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

SINGLE STOCK RISK – The price of the Underlying can rise or fall sharply due to factors specific to the Underlying and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the Underlying and its issuer, please see “The Underlying” and “Coach, Inc.” in term sheet No. 1760B and the issuer’s SEC filings referred to in those sections.

WE HAVE NO AFFILIATION WITH THE ISSUER OF THE UNDERLYING – The issuer of the Underlying is not an affiliate of ours and is not involved in any way in any of our offerings of the notes pursuant to this term sheet. Consequently, we have no control over the actions of the issuer of the Underlying, including any corporate actions of the type that would require the calculation agent to adjust the Payment at Maturity. The issuer of the Underlying has no obligation to consider your interest as an investor in the notes in taking any corporate actions that might affect the value of your notes. None of the money you pay for the notes will go to the issuer of the Underlying.

PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE – The actual performance of the Underlying over the term of the notes may bear little relation to the historical prices of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the notes prior to maturity. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so and may cease such market making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the price of the Underlying will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE NOTES – We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative ransactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES – We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. The calculation agent will determine, among other things, whether a Knock-Out Event has occurred, the Final Price, the Underlying Return and the amount that Deutsche Bank AG will pay you at maturity.  The calculation agent will also be responsible for determining whether a market disruption event has occurred. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The determination of a market disruption event or a Knock-Out Event by the calculation agent could adversely affect the amount payable at maturity.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN – In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) your gain or loss on the notes should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No.1760B, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1760B and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.